EvoNexus Group LTD

November 26, 2025

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Alexandra Barone

Re:	EvoNexus Group LTD
Registration Statement on Form F-1
Initially Filed on September 8, 2025
File No. 333-290099

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, EvoNexus Group LTD hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on December 1, 2025, or as soon thereafter as practicable.

Very truly yours,

EvoNexus Group LTD

By:	/s/ Chong Li
	Name:	Chong Li
	Title:	Chief Executive Officer, Director, Chairman of the Board of Directors